United States securities and exchange commission logo





                            October 13, 2023

       Alec Waugh
       General Counsel
       Vast Solar Pty Ltd
       226-230 Liverpool Street
       Darlinghurst, NSW 2010
       Australia

                                                        Re: Vast Solar Pty Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed September 29,
2023
                                                            File No. 333-272058

       Dear Alec Waugh:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 14, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed September 29, 2023

       Note 9. Subsequent Events, page F-103

   1. We note your disclosure on page 4 that the date by which NETC has to consummate an initial business
combination was extended to September 18, 2023 and again to October 18,
                                                        2023. Please revise
your footnote to disclose these subsequent events or tell us why these extensions should not
be disclosed in the financial statements.
       General

   2.                                                   Please provide us with
any correspondence between Citi and NETC relating to Citi   s
                                                        resignation.

                                                        Please contact Stephany
Yang at 202-551-3167 or Ernest Greene at 202-551-3733 if you
 Alec Waugh
Vast Solar Pty Ltd
October 13, 2023
Page 2

have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameAlec Waugh                            Sincerely,
Comapany NameVast Solar Pty Ltd
                                                        Division of Corporation
Finance
October 13, 2023 Page 2                                 Office of Manufacturing
FirstName LastName